June 30, 2011	400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 415 670 2059 Fax +1 415 618 1377 andrew.josef@blackrock.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	iShares® Gold Trust - Annual Report on Form 10-K for the Year Ended December 31, 2010
File No. 1-32418

Dear Mr. Woody:

Reference is hereby made to your letter dated June 8, 2011, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the iShares® Gold Trust (the “Trust”) on February 25, 2011. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1.	We note that your discussion of sponsor fees does not address the change in rate that took effect on July 1, 2010. Please enhance your disclosure in future filings to disclose the rate change and its effect on the financial statements.

As requested by the staff, future filings of the registrant will include in any Results of Operations section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that includes a period ended prior to July 1, 2010, express reference to the sponsor fee applicable prior to that date, and a quantification of the impact of the rate change on the current period.

Financial Statements

Summary of Significant Accounting Policies

B. Gold Bullion, page F-7

2.	Please tell us and disclose in future filings, why the change was made on December 9, 2010 related to valuing gold bullion under the values of London Gold Market Fixing Ltd. as opposed to continuing with COMEX values.

The decision to value the Trust’s gold, beginning on December 9, 2010, at a price per ounce equal to the afternoon price of gold fixed by the London Gold Market Fixing Ltd. (the “London Fix”) was based on the conclusion, following investor feedback, that the London Fix is a more widely followed and recognized benchmark for the price of gold. This explanation will be included in future filings as requested by the staff.

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As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned the undersigned at (415) 670-2059, should you have any further questions.

Sincerely,

BlackRock Asset Management International Inc.,

in its capacity as the sponsor of the Trust

By: /s/ Andrew Josef

Name: Andrew Josef, Esq.

Title: Director